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                                    EXHIBIT
                                    ITEM II


             Statement Reference Computation of Per Share Earnings



     Primary earnings (loss) per share amounts were computed on the basis of the weighted average number of shares of common stock during the year. The weighted average number of shares used for this computation was 868,248 for 1997 and 879,465 for 1996, 1995, 1994 and 1993.

     Fully diluted earnings (loss) per share amounts were computed on the basis of the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents include employee stock options. The weighted average number of shares used for this computation was 1,034,574, 1,022,402, 1,044,684, 1,012,773 and
1,034,972, in 1997, 1996, 1995, 1994, and 1993, respectively.